Exhibit 99.2

Textainer Group Holdings Limited

Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 1, 2023

TO OUR SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2023 Annual General Meeting of Shareholders of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) will be held at The Loren at Pink Beach, 116 South Road, Tucker’s Town, Bermuda HS 01, at 9:00 a.m. (local time) on Thursday, June 1, 2023.

The 2023 Annual General Meeting of Shareholders of the Company, including any postponement or adjournment(s) thereof (the “2023 Annual Meeting”) will be held for the following purposes:

To approve the election of Mr. David Nurek, Mr. Christopher Hollis, and Ms. Grace Tang as our Class III directors;

To approve our annual audited financial statements for the fiscal year ended December 31, 2022, a copy of which is included in the enclosed 2022 Annual Report to Shareholders and will be laid before our shareholders at the 2023 Annual Meeting;

To approve the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as our independent auditors for the fiscal year ending December 31, 2023 and the authorization for our Board of Directors, acting through our Audit and Risk Committee to fix the remuneration of our independent auditors for the fiscal year ending December 31, 2023;

To approve an amendment to the Company’s Bye-Laws to delete the entirety of the Bye-Law 75, in order to remove “poison pill” provisions which exclude the voting rights of major shareholders considered “Interested Shareholders’ in certain business combination transactions; and

To transact such other business as may properly be brought before the 2023 Annual Meeting (including any postponement or adjournment(s) thereof).

The close of business on April 5, 2023 has been fixed as the record date for determining the shareholders of record entitled to notice of and to vote at the 2023 Annual Meeting (including any postponement or adjournment(s) thereof).

Whether or not you plan to attend the 2023 Annual Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that the presence of a quorum at the 2023 Annual Meeting may be assured, please promptly complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. The proxy card must be properly dated, signed and returned in order to be counted. You can also submit your proxy to vote your shares via the Internet or by telephone as provided in the instructions set forth on the enclosed proxy card. Following submission of your signed proxy, you may revoke your signed proxy at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings

Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2023 Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2023 Annual Meeting to be held on June 1, 2023. The Company’s proxy materials for the 2023 Annual Meeting, including this notice, the accompanying proxy statement and the accompanying form of proxy card, along with the Company’s 2022 Annual Report to Shareholders, are available at www.textainer.com.

By Order of the Board of Directors,

Adam Hopkin

Secretary

Hamilton, Bermuda

April 28, 2023

Textainer Group Holdings Limited

PROXY STATEMENT

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 1, 2023

This Proxy Statement is being furnished in connection with the solicitation on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (“we,” “our,” “us,” or the “Company”) of proxies to be voted at the 2023 Annual General Meeting of Shareholders to be held at The Loren at Pink Beach, 116 South Road, Tucker’s Town, Bermuda HS 01, at 9:00 a.m. (local time) on Thursday, June 1, 2023, including any postponement or adjournment(s) thereof (the “2023 Annual Meeting”). The 2023 Annual Meeting will be held for the purposes set forth in the accompanying Notice of 2023 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. This Proxy Statement, the accompanying Notice of 2023 Annual General Meeting of Shareholders, the accompanying form of proxy card and our 2022 Annual Report to Shareholders are being first mailed to shareholders on or about April 28, 2023. These proxy materials are also available for viewing at www.textainer.com.

The close of business on April 5, 2023 has been fixed as the record date for determining the shareholders of record (“Shareholders”) of our common shares, $0.01 par value per share (“Common Shares”) entitled to notice of and to vote at the 2023 Annual Meeting (including any postponement or adjournment(s) thereof). As of March 31, 2023, there were 42,395,343 Common Shares issued and outstanding. Common Shares are our only class of equity securities issued and outstanding and entitled to vote at the 2023 Annual Meeting. Each Shareholder is entitled to one vote on each matter to be voted upon by the Shareholders at the 2023 Annual Meeting for each Common Share held by such Shareholder.

At the 2023 Annual Meeting, two or more persons present in person at the start of the 2023 Annual Meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the 2023 Annual Meeting.

At the 2023 Annual Meeting, Shareholders will receive the report of Deloitte & Touche LLP, our independent auditors, and may be asked to consider and take action with respect to such other matters as may properly come before the 2023 Annual Meeting.

Adoption of each proposal set forth in the accompanying Notice of 2023 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement requires the affirmative vote of a majority of the votes cast at the 2023 Annual Meeting, provided however that adoption of Proposal Four requires the affirmative vote of not less than 66% of the issued and outstanding voting shares of the Company.

In this Proxy Statement, unless otherwise specified, all monetary amounts are in U.S. dollars.

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SOLICITATION AND REVOCATION

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD OF DIRECTORS. OUR BOARD OF DIRECTORS HAS DESIGNATED THE PERSON(S) NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each such person designated as a proxy serves as a director and/or executive officer of the Company.

Each Common Share represented by a properly executed proxy that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2023 Annual Meeting. If no instructions are provided in a properly executed proxy, it will be voted FOR the approval of the election of each of the nominees identified in this Proxy Statement as a Class III director of the Company (Proposal One), and FOR the approval of each of Proposals Two, Three and Four. Any Shareholder who executes a proxy may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Textainer Group Holdings Limited, Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) voting in person at the 2023 Annual Meeting. Attendance at the 2023 Annual Meeting by a Shareholder who has executed and delivered a proxy to us shall not in and of itself constitute a revocation of such proxy. For Common Shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee prior to the 2023 Annual Meeting.

If within half an hour from the time appointed for the 2023 Annual Meeting a quorum is not present, then the 2023 Annual Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine. Unless the 2023 Annual Meeting is adjourned to a specific date, place and time announced at the 2023 Annual Meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned 2023 Annual Meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with the Company’s bye-laws as currently in effect.

We will bear the cost of solicitation of proxies. We have not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, Internet or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of Common Shares. Upon request, we will reimburse brokers, dealers, banks or similar entities acting as nominees for reasonable expenses incurred in forwarding copies of the proxy materials relating to the 2023 Annual Meeting to the beneficial owners of Common Shares which such persons hold of record.

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Page

Beneficial Ownership of Common Shares by Major Shareholders and Management	4

PROPOSAL ONE—Approval of the Election of Our Class III Directors	6

Directors and Senior Management	7

Board Practices	13

Sustainability Considerations	14

Board and Committee Meetings	16

Director and Senior Management Compensation	16

Vote Required	22

PROPOSAL TWO—Approval of Our Annual Audited Financial Statements for the Fiscal Year Ended December 31, 2022	23

Vote Required	23

PROPOSAL THREE— Approval of the Re-appointment of Deloitte & Touche LLP to Act as Our Independent Auditors for the Fiscal Year Ending December 31, 2023 and the Authorization for Our Board of Directors, Acting Through Our Audit and Risk Committee, to Fix the Remuneration of Our Independent Auditors for the Fiscal Year Ending December 31, 2023	24

Vote Required	25

PROPOSAL FOUR—Approval of the Amendment to the Company’s Bye-Laws to Delete the Entirety of Bye-Law 75 to Remove “Poison Pill” Language that Might Limit the Voting Rights of Certain Large Shareholders in a Business Combination	26

Vote Required	27

Other Matters	28

Appendix A	A-1

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Beneficial Ownership of Common Shares by Major Shareholders and Management

The following table presents information regarding the beneficial ownership of our Common Shares as of March 31, 2023 by:

●	each person or entity that we know beneficially owns more than 5% of our issued and outstanding Common Shares;

●	each director, director nominee and executive officer; and

●	all of our directors, director nominees and executive officers as a group.

For the purposes of the following table, beneficial ownership of our Common Shares is determined in accordance with the rules of the United States Securities and Exchange Commission (the “SEC”) and generally includes any Common Shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of our Common Shares is based on 42,395,343 Common Shares issued and outstanding on March 31, 2023. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of our Common Shares held by major shareholders are the same as the voting rights of shares held by all other common shareholders. We are unaware of any arrangement that might result in a change of control of the Company.

	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)

5% or More Shareholders
MandG Investment Managers (Pty) Ltd. (3)	5,444,481	12.8%
Dimensional Fund Advisors LP (4)	3,521,116	8.3%
Coronation Asset Management (Pty) Ltd. (5)	3,504,546	8.3%
Donald Smith & Co., Inc (6)	2,755,426	6.5%

Directors and Executive Officers
Olivier Ghesquiere	418,215	1.0%
Robert D. Pedersen	165,416	*
Michael K. Chan	151,389	*
Hyman Shwiel	53,710	*
Dudley R. Cottingham (7)	50,132	*
David M. Nurek	47,132	*
James Earl	7,887	*
Cynthia Hostetler	7,887	*
Grace Tang	6,331	*
Jeremy Bergbaum	4,098	*
Lisa Young	3,735	*
Christopher Hollis	—	*
Current and nominee directors and executive officers (12 persons) as a group	915,932	2.2%
* Less than 1%.

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(1)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Common Shares beneficially owned include the following granted but not yet vested restricted share units and performance restricted share units and not yet exercised share options:

	Grant Date
	11/14/2013	11/19/2014	5/18/2017	11/30/2017	11/30/2018	11/30/2019	10/1/2020	10/5/2021	5/26/2022	10/3/2022
Share options
Exercise price	$ 38.36	$ 34.14	$ 9.75	$ 22.95	$ 11.15	$ 9.13	N/A	N/A	N/A	N/A
Expiration date	11/14/2023	11/19/2024	5/18/2027	11/30/2027	11/30/2028	11/30/2029	N/A	N/A	N/A	N/A
Olivier Ghesquiere	—	—	—	17,760	40,000	40,000	—	—	—	—
Michael K. Chan	—	—	2,500	4,750	20,000	18,276	—	—	—	—
Robert D. Pedersen	26,000	13,910	—	—	—	—	—	—	—	—

Performance restricted share units
Olivier Ghesquiere	—	—	—	—	—	—	72,957	46,841	—	70,517
Michael K. Chan	—	—	—	—	—	—	21,887	13,383	—	18,889

Restricted share units
Olivier Ghesquiere	—	—	—	—	—	10,000	7,424	9,915	—	25,482
Michael K. Chan	—	—	—	—	—	5,000	2,227	2,832	—	6,826
Hyman Shwiel	—	—	—	—	—	—	—	—	4,482	—
Robert D. Pedersen	—	—	—	—	—	—	—	—	3,735	—
Dudley R. Cottingham	—	—	—	—	—	—	—	—	3,735	—
David M. Nurek	—	—	—	—	—	—	—	—	3,735	—
Grace Tang	—	—	—	—	—	—	—	—	3,735	—
James Earl	—	—	—	—	—	—	—	—	3,735	—
Cynthia Hostetler	—	—	—	—	—	—	—	—	3,735	—
Jeremy Bergbaum	—	—	—	—	—	—	—	—	3,735	—
Lisa Young	—	—	—	—	—	—	—	—	3,735	—

(2)

Percentage ownership is based on 42,395,343 total shares outstanding as of March 31, 2023. There are 14,329,961 common shares issued and outstanding in a secondary, or dual, listing of our common shares on the JSE in South Africa under the symbol “TXT”

(3)

Based on the Schedule 13G filed with the SEC on January 20, 2023 by MandG Investment Managers (Pty) Ltd. (a South African company), it had sole voting and dispositive power over the 5,444,481 shares it beneficially owned as of December 31, 2022.

(4)

Based on the Schedule 13G filed with the SEC on February 10, 2023 by Dimensional Fund Advisors LP (a Delaware limited partnership), it had sole voting power over 3,463,090 shares and sole power to direct the disposition of 3,521,116 shares it beneficially owned as of December 31, 2022.

(5)

Based on the Schedule 13G filed with the SEC on January 5, 2023 by Coronation Asset Management (Pty) Ltd. (a South African company), it had sole voting and dispositive power over the 3,504,546 shares it beneficially owned as of December 31, 2022.

(6)

Based on Schedule 13G filed with the SEC on February 9, 2023 by Donald Smith & Co., Inc. (a Delaware corporation) and DSCO Value Fund, L.P. (a Delaware corporation). Donald Smith & Co., Inc. had sole voting power over 2,710,741 shares and sole power to direct the disposition of 2,734,881 shares. DSCO Value Fund, L.P. had sole voting power over 20,545 shares and sole power to direct the disposition of 20,545 shares.

(7)	Includes 46,397 shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.

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1

PROPOSAL ONE

APPROVAL OF THE ELECTION OF OUR CLASS III DIRECTORS

At the 2023 Annual Meeting, Shareholders will be asked to approve the election of each of Mr. David M. Nurek, Mr. Christopher Hollis and Ms. Grace Tang as Class III directors of the Company. In accordance with our bye-laws as currently in effect, our Board of Directors is elected annually on a staggered basis, with each director holding office until the annual general meeting for the year in which such director’s term expires, except in the event of his or her death, resignation, removal or earlier termination of office. Our bye-laws as currently in effect provide for a classified Board of Directors, divided into three classes, which are designated as Class I, Class II and Class III. At each such annual general meeting of shareholders, directors in the class whose term expires at that annual general meeting of shareholders are elected for three-year terms. Directors may be re-elected when their term of office expires.

Messrs. Olivier Ghesquiere and James Earl and Ms. Cynthia Hostetler are currently designated as Class II directors, each of whom holds office until the 2024 annual general meeting of shareholders. Messrs. Jeremy Bergbaum, Dudley R. Cottingham and Hyman Shwiel and Ms. Lisa P. Young are currently designated as Class I directors, each of whom holds office until our 2025 annual general meeting of shareholders. Messrs. David M. Nurek and Robert D. Pedersen and Ms. Grace Tang are currently designated as Class III directors, each of whom holds office until our 2023 Annual Meeting.

The terms of the Class III directors are set to expire at the 2023 Annual Meeting. Mr. Robert D. Pedersen has determined to retire from the Board of Directors and is not standing for re-election at the expiration of his term in June 2023. Based upon the recommendation of the Corporate Governance and Nominating Committee of our Board of Directors, our Board of Directors has nominated Mr. David M. Nurek, and Ms. Grace Tang to stand for re-election and Mr. Christopher Hollis to stand for election, in each case as a Class III director of the Company, at the 2023 Annual Meeting. Proposal One calls for a vote FOR the approval of the election of each of Mr. David M. Nurek, Mr. Christopher Hollis and Ms. Grace Tang as a Class III director of the Company at the 2023 Annual Meeting. If elected at the 2023 Annual Meeting, each of Mr. David M. Nurek, Mr. Christopher Hollis and Ms. Grace Tang will each serve for a three-year term expiring at our 2026 annual general meeting of shareholders, subject to his or her office being vacated earlier.

Biographical information relating to the directors and director nominees under Proposal One is presented in this Proxy Statement below under “Directors and Senior Management—Directors.”

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Directors and Senior Management

The following table sets forth a summary of our executive officers, continuing directors and director nominees as of April 1, 2023. The business address of each of our executive officers is c/o Textainer Equipment Management (U.S.) Limited, 650 California Street, 16th Floor, San Francisco, California 94108, United States. The business address for each of our non-management directors is Century House, 16 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Executive Officers and Directors	Age	Position
Hyman Shwiel (1)	78	Chairman
Olivier Ghesquiere	56	Director, President and Chief Executive Officer
Dudley R. Cottingham (1)(2)	71	Director
David M. Nurek (2)(3)	73	Director
Robert D. Pedersen (3)	63	Director
Grace Tang (1)	63	Director
James Earl (1)(2)	66	Director
Cynthia Hostetler (1)(3)	60	Director
Jeremy Bergbaum (1)(3)	67	Director
Lisa P. Young (1)(2)	60	Director
Christopher Hollis	64	Director Nominee
Michael K. Chan	60	Executive Vice President and Chief Financial Officer

(1)	Member of the Audit and Risk Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

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Certain biographical information about each of our senior executive officers, continuing directors and director nominees is set forth below.

Directors

Hyman Shwiel Years of Service: 16 Age: 78	Board Committees: Audit Independent: Yes

Hyman Shwiel has been a member of our board of directors since September 2007. Mr. Shwiel was a partner with Ernst & Young LLP for 25 years. He served during that period in various roles, including Area Managing Partner and as National Director of Enterprise and Professional Risk. Upon his retirement in 2005, he became a consultant to Ernst & Young until 2007. Mr. Shwiel holds a C.T.A. and a M.B.A. from the University of Cape Town and is a Chartered Accountant (South Africa) and a CPA.

Olivier Ghesquiere Years of Service: 5 Age: 56	Board Committees: None Independent: No

Olivier Ghesquiere was appointed President and Chief Executive Officer and to our board of directors in August 2018. Mr. Ghesquiere served as our Executive Vice President – Leasing from January 2017 to August 2018, responsible for worldwide sales and marketing related activities and operations. Mr. Ghesquiere served as our Senior Vice President – Marketing and Sales since December 2015. Mr. Ghesquiere worked at Groupe Ermewa S.A. as Chief Operating Officer and then Chief Executive Officer from January 2009 through February 2015 where he was responsible for growing the railcar and locomotive fleet to become the second largest in Europe. During that time Mr. Ghesquiere was also Chairman of Eurotainer SA for which he was the Managing Director from April 2004 through December 2008 where he developed their tank container business focusing on higher value segments of the market. Mr. Ghesquiere has served as Vice Chairman and Chairman of the International Tank Container Organization (ITCO) leasing committee from 2006 through 2010. He currently serves as the Chairman of the Institute of International Container Lessors. Mr. Ghesquiere holds a degree in Applied Economics from the Louvain School of Management, Belgium.

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Dudley R. Cottingham Years of Service: 30 Age: 71	Board Committees: Audit, Compensation Independent: Yes

Dudley R. Cottingham has been a member of our board of directors since December 1993 and served as assistant Secretary and/or secretary between December 1993 and October 2007. He has also served in the past as president of certain of our subsidiaries and continues to serve as a director of our Bermuda subsidiaries. Mr. Cottingham has over 35 years of experience in public accounting for a variety of international and local clients. He is a director and the audit committee Chairman of Bermuda Press (Holdings) Ltd., a newspaper publishing and commercial printing company listed on the Bermuda Stock Exchange and is Chairman of the listing committee of the Bermuda Stock Exchange. He is Chairman and an Investment and Operational Committee member of the Aurum Funds which are listed on the Bermuda Stock Exchange. He was a managing director of and was formerly a partner of Arthur Morris & Company Limited, a provider of audit and accounting services for international clients, since 1982. Mr. Cottingham is currently a consultant and had served as vice president and director of Continental Management Ltd., a Bermuda company providing corporate representation, administration and management services, since 1982 and was a director of Continental Trust Corporation Ltd., a Bermuda company that provides corporate and individual trust administration services, since 1994. He is a director of Morris, Cottingham & Co. Ltd. and their other group companies in Turks & Caicos Islands. Mr. Cottingham is a Chartered Accountant.

David M. Nurek Years of Service: 16 Age: 73	Board Committees: Governance, Compensation Independent: Yes

David M. Nurek has been a member of our board of directors since September 2007. Mr. Nurek was appointed as an alternate director of Trencor Limited in November 1992 and as a non-executive member of its board of directors in July 1995. He is Chairman of Trencor Limited and a member of Trencor Limited’s audit, remuneration, social and ethics, risk and governance committees. In August 2019, Mr. Nurek retired from his position as an executive of Investec Bank Limited, a subsidiary of Investec Limited, which is listed on the JSE. Investec Limited has entered into a dual listed company structure with Investec plc, which is quoted on the London Stock Exchange (collectively, the “Investec Group”). He was the regional Chairman of Investec Limited’s various businesses in the Western Cape, South Africa, and also the Investec Group’s worldwide head of legal risk. Prior to joining Investec Limited in June 2000, Mr. Nurek served as Chairman of the South African legal firm Sonnenberg Hoffmann & Galombik, which has since changed its name to Edward Nathan Sonnenbergs Inc. Mr. Nurek serves as a non-executive on the boards of directors of various listed and unlisted companies in South Africa and holds a Diploma in Law and a Graduate Diploma in Company Law from the University of Cape Town and completed a Program of Instruction for Lawyers at Harvard Law School and a Leadership in Professional Services Firms program at Harvard Business School.

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Robert D. Pedersen Years of Service: 6 Age: 63	Board Committees: Governance Independent: Yes

Robert D. Pedersen has been a member of our board of directors since April 2017. Mr. Pedersen was appointed President and Chief Executive Officer of TEML, our management company, in October 2011 and retired on March 31, 2017. Mr. Pedersen served as our Executive Vice President responsible for worldwide sales and marketing related activities and operations since January 2006. Mr. Pedersen was Senior Vice President of our leasing group from 1999 to 2005. From 1991 to 1999, Mr. Pedersen held several positions within our company, and from 1978 through 1991, he worked in various capacities for Klinge Cool, a manufacturer of refrigerated container cooling units, XTRA, a container lessor, and Maersk Line, a container shipping line. Mr. Pedersen is a graduate of the A.P. Moller Shipping and Transportation Program and the Merkonom Business School in Copenhagen, where he majored in Company Organization.

Grace Tang Years of Service: 3 Age: 63	Board Committees: Audit Independent: Yes

Grace Tang has been a member of our board of directors since August 2020. Ms. Tang was a partner with PwC for 22 years until her retirement in 2020. She served on the Board of Partners of the PwC China, Hong Kong, Taiwan and Singapore firms. She served as the leader of the Industrial Products sector and also the multinational client practice in China where she assisted domestic Chinese and international clients. Ms. Tang serves as an instructor of the Master of Business Administration and Master of Professional Accounting degree programs at the Peking University. Ms. Tang is a US certified public accountant, a member of the American Institute of Certified Public Accountants, and a fellow of the Hong Kong Institute of Certified Public Accountants. Ms. Tang has a B.S. from the University of Utah and an M.B.A. from Utah State University.

James Earl Years of Service: 2 Age: 66	Board Committees: Audit, Compensation Independent: Yes

James Earl has been a member of our board of directors since May 2021. Mr. Earl was an executive with GATX Corporation, a publicly-traded lessor of railcars, from 1988 to 2018, ultimately serving as Executive Vice President, President of its Rail International division and CEO of GATX’s American Steamship Company. Previously Mr. Earl held management positions with the Soo Line Railroad and Southern Pacific Transportation Company. Mr. Earl serves on the Board of Directors of Harsco Corporation, a NYSE listed global market leader providing environmental solutions for industrial and specialty waste streams, and innovative technologies for the rail sector. Mr. Earl has a B.S. from Washington University in St. Louis and an M.B.A. from the Wharton School at the University of Pennsylvania.

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Cynthia Hostetler Years of Service: 2 Age: 60	Board Committees: Audit, Governance Independent: Yes

Cynthia Hostetler has been a member of our board of directors since May 2021. Ms. Hostetler serves as a Trustee of Invesco Ltd. and is a member of the boards of TriLinc Global Fund, an impact investment company, Vulcan Materials Company, an NYSE listed producer of construction aggregates and Resideo Technologies, Inc., an NYSE listed manufacturer and distributor of security, energy efficiency and control systems for homes. Ms. Hostetler also has served on the board of the Investment Company Institute since 2018. From 2001 to 2009, Ms. Hostetler served as Head of Investment Funds and Private Equity at the Overseas Private Investment Corporation (OPIC). She also served on the Board of Directors of Edgen Group, a global energy infrastructure company, prior to its acquisition by Sumitomo and the Board of Directors of Genesse & Wyoming, Inc. prior to its sale. Additionally, she has served as President and a member of the Board of Directors of First Manhattan Bancorporation, a bank holding company in the Midwest. She began her career as a corporate lawyer with Simpson Thacher & Bartlett in New York. Ms. Hostetler has a J.D. from the University of Virginia and a B.A. from Southern Methodist University.

Jeremy Bergbaum Years of Service: 1 Age: 67	Board Committees: Audit, Governance Independent: Yes

Jeremy Bergbaum has been a member of our board of directors since May 2022. At the end of 2021 Mr. Bergbaum retired from EXISF Worldwide Inc., the largest lessor of intermodal tank containers and a Berkshire Hathaway company. Mr. Bergbaum was with EXSIF and its predecessor companies for over 29 years and served as President of EXSIF for 21 years. During this time EXSIF grew its fleet to over 75,000 TEU with a book value of over $1 billion. Mr. Bergbaum is a founding member of the International Tank Container Organization (ITCO) and served as its first President.

Lisa P. Young Years of Service: 1 Age: 60	Board Committees: Audit, Compensation Independent: Yes

Lisa P. Young has been a member of our board of directors since May 2022. Ms. Young was with Ernst & Young LLP for 36 years, including 24 years as a partner until her retirement in June of 2021. She served in several roles during this period, including as Senior Global Client Service Partner for several of the firm’s largest public company clients and additionally as Americas Professional Practice Partner and Global Capital Markets Partner in EY’s National Office. Ms. Young serves on the Board of Directors and Audit Committee of the Board of Accelus, Inc., a company focused on minimally invasive spine surgery technology. Ms. Young is a Certified Public Accountant and holds a BBA in Finance and Accounting from Texas Tech University.

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Christopher Hollis Years of Service: 0 Age: 64

Christopher Hollis is a nominee for election to our board of directors at the 2023 Annual Meeting. Mr. Hollis is currently head of financial communications for LMVH Moët Hennessy Louis Vuitton, the world’s leading luxury goods group, where he has been responsible for all of the group’s financial communications since 2000. Mr. Hollis previously held investor relations and financial management roles at Elf Aquitaine Group and its affiliates from 1985 to 2000. Mr. Hollis qualified as a Chartered Accountant. He has an honors degree from the University of Buckingham.

Senior Executive Officers

For certain biographical information about Olivier Ghesquiere, see “Directors” above.

Michael K. Chan

Michael K. Chan was appointed Executive Vice President and Chief Financial Officer (CFO) in September 2018. Mr. Chan served as our Vice President and Senior Vice President of Finance from April 2017 through August 2018, responsible for overseeing treasury, investor relations, accounting, financial reporting, and financial planning and analysis. Mr. Chan also served as a Controller from 1994 to 2006. Prior to re-joining the company in 2017, Mr. Chan was CFO at Ygrene Energy Fund from 2015 to 2017, a market-leading specialty finance company, where he raised nearly $1 billion in capital and achieved the industry’s first AAA rating on the company’s senior notes. From 2011 to 2015, Mr. Chan worked as Senior Director of Treasury and Capital Markets for The Cronos Group, a leading global container leasing company which was acquired by Shenzhen Stock Exchange listed Bohai Leasing Company. Before that, Mr. Chan held the CFO position at The Chartres Lodging Group from 2006 to 2011, where he was instrumental in executing key acquisitions and sales for the hotel investment and asset management company. Mr. Chan joined Coopers & Lybrand in 1989, now PricewaterhouseCoopers (PwC) and held the position of Audit Manager. Mr. Chan is a member of the American Institute of Certified Public Accountants (AICPA) and holds a B.S. in Business Administration – Accounting from California State University East Bay.

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Board Practices

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of the New York Stock Exchange’s (“NYSE”) corporate governance practices, other than the establishment of a formal Audit Committee satisfying the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and notification of non-compliance with NYSE listing requirements. The practices that we follow in lieu of the NYSE’s corporate governance rules are described below.

●

We are not required under Bermuda law to maintain a board of directors with a majority of independent directors. However, as of March 2023 nine of our ten current directors are independent, as that term is defined by the NYSE. Our Board of Directors has determined that Christopher Hollis, the new nominee for election as a Class III director will be an independent director if elected.

●

We are not required by Bermuda law to hold regular meetings of the board of directors at which only independent directors are present. However, we regularly hold non-executive sessions of our board of directors, where Mr. Ghesquiere, our President and Chief Executive Officer is not present.

●

Under Bermuda law, compensation of executive officers does not need to be determined by an independent committee. We have established a compensation committee that reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the board regarding compensation matters and is responsible for awarding compensation to our executive officers and other employees under our share compensation plans. The committee also has the discretion to interpret and amend the terms of, and take all other actions necessary to administer, the 2019 Share Incentive Plan (the “2019 Plan”). All members of our compensation committee are independent, as that term is defined by the NYSE. The members of our compensation committee are Mr. Cottingham, Mr. Nurek, Ms. Young and Mr. Earl. Our board of directors has also adopted a compensation committee charter.

●

We have established an audit and risk committee responsible for (i) advising the board regarding the selection of independent auditors, (ii) overseeing the Company’s accounting and financial reporting processes, (iii) evaluating our internal controls, (iv) overseeing compliance with policies and legal requirements with respect to financial reporting, and (v) monitoring the Company’s operational, business and financial risks and supervising the Company’s risk mitigation and management efforts. Our audit and risk committee need not comply with the NYSE’s requirements that the audit committee have a minimum of three members or the NYSE’s standards of independence for domestic issuers. Our audit and risk committee has seven members, Mr. Cottingham, Mr. Earl, Ms. Tang, Ms. Hostetler, Mr. Bergbaum, Ms. Young and Mr. Shwiel. Our Board determined that all members of the Audit and Risk Committee are independent as that term is defined in Rule 10A-3 under the Exchange Act. Our board of directors has also adopted an audit committee charter.

●

We have established a corporate governance and nominating committee, this committee does not need to comply with the NYSE requirement to have solely independent directors as would be required of a domestic issuer. Our corporate governance and nominating committee has four members, Mr. Pedersen, Mr. Nurek, Mr. Bergbaum and Ms. Hostetler. All members of our corporate governance and nominating committee satisfy the NYSE’s standards for director independence. Our board of directors has also adopted a corporate governance and nominating committee charter.

●

Under Bermuda law, we are not required to obtain shareholder consent prior to issuing securities or adopting share compensation plans. Nonetheless, we sought and received the approval of our shareholders for our 2007 Share Incentive Plan (the “2007 Plan”) on September 4, 2007 on May 21, 2015 we received shareholder approval for the amendment and restatement of our 2007 Share Incentive Plan as the 2015 Share Incentive Plan, and on May 23, 2019 we received shareholder approval for the amendment and restatement of our 2015 Share Incentive Plan as the 2019 Share Incentive Plan. We are also required under Bermuda law to obtain the consent of the Bermuda Monetary Authority for the issuance of securities in certain circumstances.

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●

Under Bermuda law, we are not required to adopt corporate governance guidelines or a code of business conduct. Nonetheless, we have adopted both corporate governance guidelines and a code of business conduct.

Sustainability Considerations

Our Board and Management are mindful of the long-term impacts that the Company’s activities will have on the environment and our communities around the world. The container shipping industry plays a key role in furthering world trade and hence driving economic development which is critical for economic growth and underpins the long-term resilience of our business. Our leadership is committed to ensuring we play a meaningful role in addressing environmental and social issues facing our industry and ensuring we operate as a responsible corporation in our day-to-day activities. In April 2023 we published our initial Environmental, Social and Governance Summary on our website at https://www.textainer.com/company/sustainability. The contents of our website are not incorporated by reference into this Proxy Statement.

Our Responsibility to the Environment

Our environmental responsibility focuses on minimizing and managing our negative environmental footprint to ensure that we touch the earth lightly.

Containerization and the use of ever larger vessels have a significantly lower environmental footprint than other forms of shipping such as air freight, and we are proud that our container fleet and business have enabled the continued growth of the industry. Additionally, at the end of container’s useful life at sea, they are not sent to landfills and have a myriad of additional uses, including as construction sheds, static storage and as shelter or housing. Containers used for these purposes have a positive environmental benefit by reducing the need to use new materials to create these storage or housing solutions.

Environmental regulations impact container production and operation, including regulations on the use of chemical refrigerants due to their ozone depleting and global warming effects. Textainer is an active member of the International Institute of Container Lessors which has taken a leadership role in the development of codes and standards for the industry. As a result, we are mindful of the full lifecycle of the containers we purchase, lease, and resell.

There are several ways we are working to reduce our carbon footprint on the world, including the use of water-based paints which contribute to a reduction of volatile organic compound (VOC) emissions; replacing tropical hardwood plywood flooring with bamboo sourced from certified plantations; and installing the newest generation of refrigeration machinery in containers which minimizes energy usage.

We have commenced monitoring and disclosing of our greenhouse gas (GHG) footprint. In 2021 we published our GHG footprint on our website. This information is in the “Sustainability” section of our website, Textainer.com. The majority of our direct operational emissions result from Scope 2, electrical energy. We were pleased to see that 17% of our electricity requirements were generated from green and renewable energy.

Our Responsibility to Our Employees

Our company mission to be the most reliable and responsive operator in the industry is supported by our aim to recruit the most highly qualified and motivated employees and provide a work environment that fosters employee growth and development. Our employees work together to achieve more than they could have individually. We balance our people focus with a caring culture, encouraging employees to help and support one another. We are a company of people who value mutual trust and loyalty.

During the COVID-19 pandemic, Textainer prioritized the safety of our employees by implementing remote work capabilities with a flexible schedule policy. We have also kept all employees continuously informed on our business during this time through quarterly, management-driven conference calls.

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Within the last 15 years, Textainer’s headcount has remained stable and is currently approximately 160 employees, even as our total fleet of owned and managed shipping containers has nearly tripled. We pride ourselves in our agility and proactivity, which is only possible thanks to our local presence with local employees. We believe in empowering and supporting local and diverse talent across our regional offices.

Textainer’s culture is comprised of:

We have a number of practices and policies for recruiting, managing, developing employees and optimizing an employee’s experience to ensure we have the skill sets in the workforce that can respond effectively to our customers’ needs. The following is more detail about our employees and employment practices:

●

Reward: Our employees are fairly compensated in line with their skills, responsibilities, and education. We employ compensation consultants and utilize salary surveys to ensure our compensation is competitive for each position, the required skillset and geographic location.

●

Diversity: Textainer operates through a network of 14 offices across North America, Europe, Africa, Asia, and Australia – where each regional office is managed by local managers to create job opportunities in those communities and improve our local efficiency. We value diversity as an asset to the company and are committed to providing equal opportunity in all aspects of employment.

o	Gender: Our global workforce is well-balanced with women comprising 50% of our workforce. At a board level we have 30% women on the board.

o	Race/ethnicity and nationality: Our business is global by nature, and we believe that our recruiting and staff composition reflects this, with over 20 languages spoken amongst our employees worldwide.

●	Discrimination: We do not allow any unlawful discrimination in the work environment and all employees are to be treated with respect and dignity.

●	Harassment: We do not allow any form of harassment and all our US employees complete mandatory training on sexual harassment prevention every two years.

●

Health and Wellness: We strive to provide our employees with a safe and healthy work environment. Our employees are given flexible working hours and work-from-home arrangements that promote work-life balance and overall employee wellbeing. We also offer our employees a Dependent Care Flexible Spending Account (DCFSA) to make pre-tax contributions to pay for childcare.

●	Learning and Development: We value the growth and development of our people and provide our employees with independent, self-paced learning opportunities through LinkedIn Learning.

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Our Responsibility to Our Customers

Our responsibility to our customers is based on our ambition to be the most reliable and responsive operator in the industry. We are committed to treating customers and suppliers with respect and integrity, paying attention to detail while always operating in a manner consistent with corporate culture, policies, and procedures.

We engage with our customers on a regular basis to understand their needs and respond in a timely, professional, and courteous manner. We strive to be creative and proactive, always asking how we can add value and be considerate of all possible solutions. From a product perspective, we aim to provide our customers with the highest quality equipment in the right locations, at competitive all-in costs.

Our Responsibility to Our Communities

Textainer is proud to be partnered with the Zululand Conservation Trust, based in Kwa-Zulu Natal, South Africa. Zululand is committed to supporting local, disadvantaged communities through various programs designed to uplift, educate, and empower through assistance to local schools, providing help to nearby day care centers, organizing food drives, and helping with other basic necessities where possible. Additionally, Zululand Conservation Trust protects the local wildlife in the region, also playing an essential role in conserving several endangered species, including the wild dog, pangolin and black rhino.

Board and Committee Meetings

In 2022, our Board of Directors and the Board Committees held a total of 16 meetings and each current member of the Board attended 75% or more of the combined total meetings of our Board and the applicable committee meetings occurring during their tenure. In 2022, our Audit and Risk Committee held seven meetings, our Compensation Committee held three meetings and our Corporate Governance and Nominating Committee held two meetings. The Board and its committees met throughout the year on an established schedule and hold special meetings from time to time as appropriate.

Director and Senior Management Compensation

Compensation Objectives

The Board and the Compensation Committee believe that compensation for executive officers should reward executives for their contributions with a substantial portion of the compensation being “at risk” and tied to corporate performance. Individual performance and key contributions to the success of our business are also substantially weighted in compensation packages.

Our executive compensation program seeks to:

●	appropriately reward executives for their contributions to the Company and allow them to share in the Company’s success

●	allow the Company to attract and retain talented executives for our business

●	align executive compensation with the achievement of our short- and long-term corporate goals and with the long-term interests of our shareholders

●	not promote excessive risk taking

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The Compensation Committee oversees our compensation programs, including our annual short-term and equity-based long term stock compensation program, and in doing so, reviews each annually to see that they do not encourage excessive risk taking. We believe that our compensation practices, which link a substantial portion of executive pay to the Company’s long-term performance and include claw-back provisions to recoup compensation paid to those determined to have acted inappropriately, mitigate excessive risk taking. We also have a policy prohibiting employees from engaging in speculative transactions involving our common shares, including prohibitions on short term trading in Company shares and hedging or pledging transactions.

Recent Compensation Program Changes

In October 2020, the Compensation Committee and the Board made substantial changes to our executive compensation program to better align short and long-term compensation with the performance of our Company and increasing shareholder value:

●

Short Term Incentive Program (STIP). Previously, the annual STIP for our executive officers and other employees (including our senior executives) was based on a weighting of 30% of individual performance and 70% company performance relative to budgeted metrics. To align our compensation closer to Company performance and to reward executive officers for their contributions, starting in calendar year 2021 the STIP for our executive officers was changed so STIP payments for executive officers will only occur if company performance is at least 80% or more of budgeted performance (previously the minimum threshold was 50%) and STIP award targets as a percentage of base salary were increased for executive officers to bring compensation closer to market levels.

●

Long-Term Incentive Program (LTIP). Our LTIP program historically consisted of 50% share options and 50% restricted share grants, each of which vested 25% annually over four years. Additionally, we historically granted a reasonably consistent number of shares year to year regardless of changes in the share price of the Company common shares. For grants made in October 2020, the Compensation Committee made substantial changes to our LTIP program in order to target granting awards with consistent annual initial dollar values based on an employee’s position and salary grade. Further for Company vice presidents and above, the Compensation Committee determined that 75% of the annual award value would be in the form of performance-based restricted shares and 25% in the form of time vested restricted shares. The performance-based restricted shares will have a cliff vesting three years after grant and the vesting percentage will be solely based on the relative performance of the Company’s common shares compared to the Total Shareholder Return (rTSR) of the Russell 2000 index as measured over the vesting period. The changes to the LTIP program make 75% of executive officers’ share based compensation subject to the Company’s share price performance relative to a market index and align executive compensation to shareholder returns.

The Compensation Committee and the Board believe that these changes better align our executive compensation with the interests of our shareholders. Further information on the historic and revised STIP and LTIP programs is set forth below.

Compensation Determination

The compensation programs for our executive officers are designed to offer compensation that is competitive with compensation offered by our competitors and other similar companies in the finance and equipment leasing industries.

Our Compensation Committee is comprised of four independent directors: Dudley Cottingham (Chair), James Earl, Lisa Young and David Nurek. In accordance with its charter, the Compensation Committee is responsible for establishing and overseeing our compensation and benefit philosophies, plans and practices, including the compensation for our executive officers.

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The Compensation Committee determines and approves the compensation of, and annually evaluates the performance of, the Chief Executive Officer, the Chief Financial Officer (both of whom are our senior executives) and the other executive officers in light of the goals and objectives of the Company’s executive compensation plans. The Compensation Committee has the authority under its charter to retain compensation consultants to assist it in setting executive compensation and it has historically used Willis Towers Watson and other independent consulting firms to conduct benchmarking and compensation analysis information.

The Compensation Committee consistently has sought to provide compensation packages to our executive officers that are competitive and market-based. Compensation determinations are based on executive and Company performance relative to goals and targets, historic compensation levels and market data on comparable company compensation and performance. In general, the overall compensation for our executive officers is comprised of a mix of base salary, STIP and LTIP. Executive officers like all employees are entitled to participate in our defined contribution 401(k) plan where the Company matches employee contributions to a specified maximum. Executive officers participate in our employee benefit programs, such as health insurance, on the same basis and at the same cost as other employees.

The Compensation Committee, with analytical assistance from Willis Towers Watson, uses peer company data to facilitate its review of the total compensation of our executive officers and to understand market competitive compensation. The Compensation Committee focuses on ensuring that the elements of our executive compensation program are consistent with peer and industry trends. The Compensation Committee does not target compensation to any specific percentile or range compared to peer data for any specific element of compensation or total compensation. Mr. Ghesquiere provides input and recommendations to the Compensation Committee on the compensation of executive officers other than himself. No other executive officer participates in the determination of executive officer compensation.

Base Salary

The Compensation Committee reviews executive officer base salaries annually in an effort to ensure that they are competitive with market levels, appropriate for the job function, responsibility and skills and qualifications of the executive. Cost of living, or inflation adjustments, are also typically made annually to base salaries from the salary in the prior year. The Compensation Committee may also consider the base salaries paid to similarly-positioned executives by peer organizations, individual performance of each of our executive officers and overall Company performance.

Short-Term Incentive Program (STIP)

The Compensation Committee believes that our STIP, which provides an annual cash bonus to all employees, including our executive officers, based on performance relative to Company and individual achievement goals provides executives’ incentives to increase shareholder value and helps ensure that we attract and retain talented personnel. The Compensation Committee and the Board review and set objective performance criteria when determining the yearly STIP program.

For calendar year 2020 and prior years, the annual STIP for our executive officers and other employees (excluding our senior executives) was based on a weighting of 30% of individual performance and 70% Company performance relative to budgeted metrics. The company performance targets for 2020 and prior years generally have been Company net income and Company return on equity (ROE). The targeted amounts are determined in an annual Company budget that is subject to Board approval and typically set in the fourth quarter of the year prior to the STIP year. In 2020, 2021 and 2022, 70% of the Company performance target was the net income target and 30% was the ROE target. STIP payments are subject to a multiplier, with a payout of 200% possible with performance at 120% of target. The performance threshold for a STIP payment was at least 50% of targeted performance. STIP awards earned by our executive officers are subject to our claw-back policy in the event an award payment was impacted by financial impropriety of the grantee.

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To align our compensation closer to Company performance and to reward executive officers for their contributions, starting in calendar year 2021 the STIP for our executive officers was changed so STIP payments for executive officers will only occur if Company performance is at least 80% of targeted performance (previously the minimum threshold was 50%) and STIP award targets as a percentage of base salary were increased for executive officers to bring compensation closer to market levels.

In 2022, our executive officers received 200% of their target STIP incentive award that applied to calendar year 2021 performance with the incentive award paid in early 2022 and is included below in the compensation amounts detailed for senior executives in 2022. The STIP achievement for calendar year 2022 was at 125% of the targeted performance for all STIP participants, including our executive officers with payout occurred in March 2023 and these amounts will be included in the total compensation amount detailed for senior executives for 2023.

Long-Term Incentive Program (LTIP)

Our LTIP is a share-based program that provides variable “at risk” compensation in the form of equity awards to executive officers to align their compensation with the growth in long-term value for our shareholders, to motivate executive officers in achieving long-range goals and for long term retention. The Compensation Committee administers our 2019 Share Incentive Plan and determines the individuals eligible to receive awards, the types of awards, the number of common shares subject to the awards, the value and timing of awards, and the other terms, conditions, performance criteria and restrictions on the awards. LTIP awards earned by our executive officers are subject to our claw-back policy in the event an award payment was impacted by financial impropriety of the grantee.

For grants made in 2019 and prior years, the LTIP program consisted of 50% share options and 50% restricted share grants, each of which vested 25% annually over four years. Additionally, we historically granted a reasonably consistent total number of shares year to year regardless of changes in the share price of the Company common shares. For grants made since 2020, the Compensation Committee made substantial changes to our LTIP program in order to target granting awards with consistent annual initial dollar values based on an employee’s position and salary grade. Further for Company vice presidents and above, the Compensation Committee determined that 75% of the annual award value would be in the form of performance-based restricted shares and 25% in the form of restricted share units that vest one third per year over three years. The performance-based restricted shares have a cliff vesting three years after grant and the vesting percentage are solely based on the relative performance of the total shareholder return on the Company’s common shares compared to the Total Shareholder Return (rTSR) of the Russell 2000 index as measured over the vesting period. If the Company’s rTSR is in the 50th percentile of the Russell index, 100% of the grant shall vest. If Company rTSR is at the 25th percentile of the Russell index, 50% of the grant shall vest and if performance is at the 75th or greater percentile of the Russell index, 200% of the grant shall vest. None of the performance based restricted shares shall vest if performance is below the 25th percentile of the Russell index.

The changes to the LTIP program make 75% of executive officers’ share based compensation subject to the Company’s share price performance relative to a market index and align executive compensation to shareholder returns so executive officers will not disproportionately benefit if the Company does not outperform the market index.

Total Executive Compensation for 2022

The aggregate direct compensation we paid to our two senior executives (CEO and CFO) as a group for the year ended December 31, 2022 was approximately $4,157,000, which included approximately $1,598,000 in STIP bonuses paid in 2022 (representing STIP earned for calendar year 2021 but paid in early 2022), approximately $1,353,000 in restricted stock awards that vested in 2022 from grants made in prior years, and approximately $17,000 funds set aside or accrued to provide for retirement or similar benefits. This amount does not include expenses we incurred for other payments, including dues for professional and business associations, health insurance, business travel and other expenses, which amounted to approximately $154,000. We did not pay our senior executives who also serve as directors any separate compensation for their directorship during 2022, other than reimbursements for travel expenses.

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The direct compensation paid to our two senior executives composed of the following in 2022, 2021 and 2020:

Name and Principal Position	Year	Salary ($)	STIP ($)	Value of Restricted Share Units that Vested ($) (1) (2)	All Other Compensation ($) (3)	Total Compensation ($)
Olivier Ghesquiere President and Chief Executive Officer	2022	$729,750	$1,120,000	$ 948,355	$ 8,273	$ 2,806,378
	2021	700,000	654,419	1,063,230	8,055	2,425,705
	2020	653,919	260,219	557,901	8,055	1,480,094

Michael K. Chan Executive Vice President and Chief Financial Officer	2022	$460,785	$477,595	$ 404,435	$ 8,273	$ 1,351,088
	2021	434,177	321,494	470,950	8,055	1,234,677
	2020	402,759	141,937	213,879	8,055	766,630

(1)

The time-based restricted share award values shown in this column represent the value realized on vesting. The value realized for restricted share units is based on the closing price of our common stock on the vesting date.

(2)

The amounts shown in this column exclude the aggregate value of the stock options that vested in 2022, 2021 and 2020 for approximately $610,000, $798,000 and $558,000 to Mr. Ghesquiere, respectively, and $305,000, $391,000 and $214,000 to Mr. Chan, respectively, which is based on the closing price of our common stock on the vesting date. For stock option awards, the value realized is the difference between the closing price of our common stock on the date of exercise and the exercise price. Mr. Chan exercised stock options during 2022 with an aggregate realized value of approximately $68,000 and Mr. Ghesquiere exercised stock options during 2021 with an aggregate realized value of approximately $581,000, and such amounts are excluded from the column. There were no stock options exercised by the named executive officers during 2020.

(3)

These amounts include a Company paid match of 401(k) contributions of $7,500 and life insurance premiums paid by the Company for coverage exceeding $50,000. These benefits are available to all US based Company employees on similar terms.

During 2022, our two senior executives (CEO and CFO) as a group were granted 89,406 performance-based restricted share units and 32,308 time-based restricted share units through our 2019 Share Incentive Plan. As noted above under the discussion of our LTIP program, 75% of the awards granted in 2022 were performance-based restricted share units and 25% of the awards were time-based restricted share units.

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Our two senior executives received the following LTIP awards in 2022, 2021 and 2020:

Named Executive Officer	Year	Number of performance-based restricted share units (2)	Number of time- based restricted share units (2)	Total value of restricted share units granted ($) (1)
Olivier Ghesquiere	2022	70,517	25,482	$ 2,637,093
	2021	46,841	14,873	2,178,504
	2020	72,957	22,274	1,336,091

Michael K. Chan	2022	18,889	6,826	$ 706,391
	2021	13,383	4,249	622,410
	2020	21,887	6,682	400,823

(1)

The total value of the LTIP awards assumes 100% vesting for the performance-based restricted share units and 100% vesting of the time-based restricted share units and values the awards using the $27.47, $35.30 and $14.03 closing price of our common shares on grant date of October 3,2022, October 5, 2021 and October 1, 2020, respectively.

(2)

The aggregate grant date fair value for performance-based restricted share units and time-based restricted shares units calculated in accordance with FASB ASC 718 “Share-Based Compensation” amounted to approximately $3,787,000 and $827,000, respectively in 2022, $3,364,000 and $675,000, respectively in 2021, and $2,092,000 and $406,000, respectively in 2020. As of March 31, 2023, the estimated target payout for the October 2022, October 2021 and October 2020 performance-based restricted share units is at 180%, 182%, and 200%, respectively.

Director Compensation

Non-Officer Director Compensation

Additional Director Compensation

For serving as a member of the Audit and Risk Committee

+$15,000

For serving as a member of the Compensation Committee

+$10,000

For serving as a member of the Nominating

and Governance Committee

+$10,000

For serving as a member of the Operations Committee

+$10,000

The aggregate direct compensation we paid to our directors who are not officers for their services as directors as a group for the year ended December 31, 2022 was approximately $1,869,000, which included approximately $1,104,000 in restricted stock awards granted in 2022. This amount does not include $1,094,000 in restricted stock awards value that vested in 2022 from grants made in the prior year. Each director who is not an officer is entitled to a base annual cash retainer of $60,000 (with the exception of the Chairman of the Board who receives an additional base annual cash retainer of $30,000) plus a restricted stock grant valued at $120,000 on the date of grant (with the exception of the Chairman of the Board who receives an additional restricted stock grant value of $24,000). This grant vests in full one year after grant. During 2022, our non-executive directors as a group were granted 34,362 time-based restricted share units through our 2019 Share Incentive Plan.

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Additionally, members of our Audit and Risk Committee receive an additional $15,000 annually, members of the Compensation Committee receive $10,000 annually, members of the Governance and Nominating Committee receive $10,000 annually and members of our Operations Committee receive $10,000 annually. The head of the Audit and Risk Committee receives an additional annual fee of $15,000 and the head of all other Committees receive an additional annual fee of $10,000. Directors were also reimbursed for expenses incurred to attend board or committee meetings which amounted to approximately $104,000 during 2022.

The direct compensation paid to our directors composed of the following in 2022:

Total Non-Executive Director Compensation Paid in 2022

Directors	Fees Paid in Cash ($)	Total grant date value of restricted share units granted in 2022 ($)	Total ($)
Hyman Shwiel	$ 120,000	$ 144,000	$ 264,000
Dudley R. Cottingham	105,000	120,000	225,000
David M. Nurek	90,000	120,000	210,000
Grace Tang	85,000	120,000	205,000
James Earl	85,000	120,000	205,000
Cynthia Hostetler	85,000	120,000	205,000
Robert D. Pedersen	75,000	120,000	195,000
Jeremy Bergbaum	60,000	120,000	180,000
Lisa P. Young	60,000	120,000	180,000

Our directors received the following restricted share awards which vested in May 2022:

Directors	Total value of restricted share units that vested in 2022 ($) (1)
Hyman Shwiel	$ 160,104
Dudley R. Cottingham	133,404
David M. Nurek	133,404
Grace Tang	133,404
James Earl	133,404
Cynthia Hostetler	133,404
Robert D. Pedersen	133,404
Jeremy Bergbaum	—
Lisa P. Young	—

(1)	The time-based restricted share award values shown in this column represent the value realized on vesting based on the closing price of our common stock on the vesting date.

Vote Required

Approval of the election of each of Mr. David M. Nurek, Mr. Christopher Hollis and Ms. Grace Tang as a Class III director requires the affirmative vote of a majority of the votes cast at the 2023 Annual Meeting.

The Board of Directors unanimously recommends a vote in favor of each of the Class III director nominees. The Board notes that each nominee is either an executive with significant accounting, auditing and financial experience or a senior executive with substantial management, financial or legal experience.

Our Board of Directors unanimously recommends a vote FOR the approval of the election of each of Mr. David M. Nurek, Mr. Christopher Hollis and Ms. Grace Tang as a Class III director as set forth in Proposal One.

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PROPOSAL TWO

APPROVAL OF OUR ANNUAL AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

At the 2023 Annual Meeting, Shareholders will be asked to approve the Company’s annual audited financial statements for the fiscal year ended December 31, 2022, a copy of which is included in the enclosed 2022 Annual Report to Shareholders and will be laid before the Shareholders at the 2023 Annual Meeting. Proposal Two calls for a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2022.

Vote Required

Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the 2023 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the Company’s annual audited financial statements for the fiscal year ended December 31, 2022 as set forth in Proposal Two.

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3

PROPOSAL THREE

APPROVAL OF THE RE-APPOINTMENT OF DELOITTE & TOUCHE LLP TO ACT AS OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023 AND THE AUTHORIZATION FOR OUR BOARD OF DIRECTORS, ACTING THROUGH OUR AUDIT AND RISK COMMITTEE, TO FIX THE REMUNERATION OF OUR INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023

At the 2023 Annual Meeting, Shareholders will be asked to approve the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2023 and the authorization for the Board of Directors, acting through our Audit and Risk Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2023.

Independent Auditors Fees and Services

Our Audit and Risk Committee pre-approves all services provided by our principal accountants, Deloitte & Touche LLP. All of the services and fees described below were reviewed and pre-approved by our Audit and Risk Committee. Our Audit and Risk Committee has delegated to the chairman of the Audit and Risk Committee certain limited authority to grant pre-approvals. These decisions to pre-approve a service must be presented to the full Audit and Risk Committee at its next scheduled meeting.

The following is a summary of the fees billed to us by our principal accountants, Deloitte & Touche LLP and KPMG LLP for professional services rendered for the fiscal years ended December 31, 2022 and 2021, respectively (in thousands):

Fee Category	2022 Fees ($) (1)	2021 Fees ($) (2)
Audit Fees	$ 1,880	$ 1,979
Audit-Related Fees	—	555
Tax Fees	—	40
Total Fees	1,880	2,574

(1)	Includes fees that are payable to Deloitte & Touche LLP in 2023 in respect of 2022.
(2)	Includes fees that were paid to KPMG LLP in 2022 in respect of 2021.

Audit Fees: Consists of fees billed for professional services rendered for the audit of our financial statements and services that are normally provided by our principal accountants in connection with statutory and regulatory filings or engagements.

Audit-Related Fees: Consists of fees for assurance and related services, including services associated with compliance reporting on our certain specific lender requirements and preferred shares offerings, other than those described above as Audit Fees.

Tax Fees: Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

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Vote Required

Adoption of Proposal Three requires the affirmative vote of a majority of the votes cast at the 2023 Annual Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the re-appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to act as the Company’s independent auditors for the fiscal year ending December 31, 2023 and the authorization for our Board of Directors, acting through our Audit and Risk Committee, to fix the remuneration of the Company’s independent auditors for the fiscal year ending December 31, 2023 as set forth in Proposal Three.

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4

PROPOSAL FOUR

APPROVAL OF THE AMENDMENT TO THE COMPANY’S BYE-LAWS TO DELETE THE ENTIRETY OF BYE-LAW 75 TO REMOVE “POISON PILL” PROVISIONS WHICH EXCLUDE THE VOTING RIGHTS OF MAJOR SHAREHOLDERS CONSIDERED “INTERESTED SHAREHOLDERS” IN CERTAIN BUSINESS COMIBNATIONS

At the 2023 Annual Meeting, shareholders will be asked to approve the amendment to the Company’s Bye-Laws (the “Bye-Laws”) to delete the entirety of Bye-Law 75. Bye-Law 75 requires the approval of the Board of Directors and shareholder approval by the affirmative vote of at least 66% of the issued and outstanding voting shares of the Company that are not owned by the “Interested Shareholder” for “Business Combination” (as such capitalized terms are defined in Bye-Law 75) transactions with “Interested Shareholders” if these occur within three years of the date a party becomes an Interested Shareholder. An “Interested Shareholder” is generally a party that has acquired more than 15% of the Company’s issued and outstanding voting shares. The text of Bye-Law 75 is set forth in its entirety in Appendix A. The full text of the Company’s existing Bye-Laws are available on the Securities and Exchange Commission’s website, sec.gov as Exhibit 3.2 of Company’s initial F-1 registration statement filed on September 26, 2007. The following is a link to that exhibit:

https://www.sec.gov/Archives/edgar/data/1413159/000119312507207391/dex32.htm

Certain shareholders of the Company and corporate governance advocates consider provisions like Bye-Law 75 to be “anti-takeover” provisions, also known as “poison pill” provisions, as these provisions require additional approval requirements, such as the Board of Directors approval requirement in Bye-Law 75, when a major shareholder attempts to pursue a transaction that may result in a change in control of a company. At the request of a shareholder of the Company, the Company’s Corporate Governance and Nominating Committee reviewed and discussed Bye-Law 75 and determined to recommend to the full Board of Directors for the deletion of the entirety of Bye-Law 75 from the Bye-Laws. The Board of Directors has approved this recommendation and now proposes and recommends that the Company’s shareholders vote in favor of the deletion of the entirety of Bye-Law 75 from the Bye-Laws. If the deletion of Bye-Law 75 is approved by shareholders, a future merger, amalgamation or corporate transaction involving the Company may still require certain Board of Directors and/or shareholder approvals under the Companies Act 1981 of Bermuda or other applicable law, however, absent the language in Bye-Law 75, the alternative approval standard which excludes from voting the voting shares owned by a majority shareholder meeting the “Interested Shareholder” definition would not be applicable. The Board of Directors believes it is an important corporate governance improvement to delete Bye-Law 75 and asks that the shareholders vote in favor of this resolution.

The proposal to delete Bye-Law 75 was submitted to shareholders for a vote at the 2022 Annual Meeting in May 2022. At that meeting 97.6% of the shares that voted on the proposal supported the deletion of Bye-Law 75. However the resolution failed to pass as slightly less than 66% of our issued and outstanding shares voted in favor of the resolution given limited vote turnout at the 2022 Annual Meeting. In addition to the reasons noted above to support the deletion of Bye-Law 75, based on the strong support of shareholders who voted on the resolution at the 2022 Annual Meeting, the Board of Directors has determined to resubmit this matter for a vote of shareholders at the 2023 Annual Meeting and encourages shareholders to again support the proposal.

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Vote Required

Adoption of Proposal Four requires the affirmative vote of not less than 66% of the issued and outstanding voting shares of the Company at this 2023 Annual General Meeting.

Our Board of Directors unanimously recommends a vote FOR the approval of the amendment to the Company’s Bye-Laws to delete the entirety of Bye-Law 75 as set forth in Proposal Four and to approve and adopt the Bye-Laws of the Company as amended thereby in substitution for and to the exclusion of all the existing Bye-Laws thereof.

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Other Matters

Our Board of Directors is currently unaware of any other matters to come before the 2023 Annual Meeting other than as set forth in the accompanying Notice of 2023 Annual General Meeting of Shareholders and as more specifically described in this Proxy Statement. Each Common Share represented by a properly executed proxy which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2023 Annual Meeting.

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Appendix A

Business Combinations

75. Business Combinations

75.1(a) Any Business Combination with any Interested Shareholder within a period of three years following the time of the transaction in which the person became an Interested Shareholder must be approved by the Board and authorised at an annual or special general meeting, by the affirmative vote of at least 66% of the issued and outstanding voting shares of the Company that are not owned by the Interested Shareholder unless:

(i)

prior to the time that the person became an Interested Shareholder, the Board approved either the Business Combination or the transaction which resulted in the person becoming an Interested Shareholder; or

(ii)

upon consummation of the transaction which resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the number of issued and outstanding voting shares of the Company at the time the transaction commenced, excluding for the purposes of determining the number of shares issued and outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer.

(b)	The restrictions contained in this Bye-law 75.1 shall not apply if:

(i)

a Member becomes an Interested Shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the Member ceases to be an Interested Shareholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Company and such Member, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

(ii)

the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an Interested Shareholder during the previous three years or who became an Interested Shareholder with the approval of the Board; and (iii) is approved or not opposed by a majority of the members of the Board then in office who were Directors prior to any person becoming an Interested Shareholder during the previous three years or were recommended for election or elected to succeed such Directors by resolution of the Board approved by a majority of such Directors. The proposed transactions referred to in the preceding sentence are limited to:

(a)	a merger, amalgamation or consolidation of the Company (except an amalgamation in respect of which, pursuant to the Act, no vote of the shareholders of the Company is required);

(b)

a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Company or of any entity directly or indirectly wholly-owned or majority- owned by the Company (other than to the Company or any entity directly or indirectly wholly-owned by the Company) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares of the Company; or

(c)	a proposed tender or exchange offer for 50% or more of the issued and outstanding voting shares of the Company.

The Company shall give not less than 20 days notice to all future Interested Shareholders prior to the consummation of any of the transactions described in subparagraphs (a) or (b) of the second sentence of this paragraph (ii).

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(c)	For the purpose of this Bye-law 75 only, the term:

(i)	“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person;

(ii)

“associate,” when used to indicate a relationship with any person, means: (i) any company, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person;

(iii)	“Business Combination,” when used in reference to the Company and any Interested Shareholder of the Company, means:

(a)

any merger, amalgamation or consolidation of the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company, wherever incorporated, with (A) the Interested Shareholder or any of its affiliates, or (B) with any other company, partnership, unincorporated association or other entity if the merger, amalgamation or consolidation is caused by the Interested Shareholder;

(b)

any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Company, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any entity directly or indirectly wholly-owned or majority-owned by the Company which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the issued and outstanding shares of the Company;

(c)

any transaction which results in the issuance or transfer by the Company or by any entity directly or indirectly wholly-owned or majority-owned by the Company of any shares of the Company, or any share of such entity, to the Interested Shareholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company, or shares of any such entity, which securities were issued and outstanding prior to the time that the Interested Shareholder became such; (B) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company, or shares of any such entity, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (C) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of such shares; or (D) any issuance or transfer of shares by the Company; provided however, that in no case under items (B)-(D) of this subparagraph shall there be an increase in the Interested Shareholder’s proportionate share of the any class or series of shares;

(d)

any transaction involving the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company which has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares of the Company, or shares of any such entity, or securities convertible into such shares, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any repurchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(e)

any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Company), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (a)-(d) of this paragraph) provided by or through the Company or any entity directly or indirectly wholly-owned or majority-owned by the Company;

(iv)

“control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the issued and outstanding voting shares of any company, partnership, unincorporated association or other entity shall be presumed to have control of such entity,

Textainer	A-2

in the absence of proof by a preponderance of the evidence to the contrary; provided that notwithstanding the foregoing, such presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity;

(v)

“Interested Shareholder” means any person (other than the Company and any entity directly or indirectly wholly-owned or majority-owned by the Company) that (i) is the owner of 15% or more of the issued and outstanding voting shares of the Company, (ii) is an affiliate or associate of the Company and was the owner of 15% or more of the issued and outstanding voting shares of the Company at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder or (iii) is an affiliate or associate of any person listed in (i) or (ii) above; provided, however, that the term “Interested Shareholder” shall not include any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company unless such person referred to in this proviso acquires additional voting shares of the Company otherwise than as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an Interested Shareholder, the voting shares of the Company deemed to be issued and outstanding shall include voting shares deemed to be owned by the person through application of paragraph (viii) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

(vi)	“person” means any individual, company, partnership, unincorporated association or other entity,

(vii)

“voting shares” means, with respect to any company, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a company, any equity interest entitled to vote generally in the election of the governing body of such entity;

(viii)	“owner,” including the terms “own” and “owned,” when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

(a)	beneficially owns such shares, directly or indirectly; or

(b)

has (A) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered shares are accepted for purchase or exchange; or (B) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(c)

has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (B) of subparagraph (b) of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

75.2 In respect of any Business Combination to which the restrictions contained in Bye-law 75.1 do not apply but which the Act requires to be approved by the Members, the necessary general meeting quorum and Members’ approval shall be as set out in Bye-laws 27 and 29 respectively, unless such Business Combination has not been approved by the Board, in which case the required Members approval shall be a resolution of the Members including the affirmative vote of not less than 66% of the issued and outstanding voting shares of the Company.

75.3 The Board shall ensure that the bye-laws or other constitutional documents of each entity wholly-owned or majority-owned by the Company shall contain any provisions necessary to ensure that the intent of Bye-law 75.1, as it relates to the actions of such entities, is achieved.

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Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. [X]

Annual General Meeting Proxy Card

A Proposals — The Board of Directors recommends a vote FOR all nominees and FOR Proposals 2, 3 and 4.

1. Election of Class III Directors:

	For	Withhold
01 - David Nurek	☐	☐
02 - Christopher Hollis	☐	☐
03 - Grace Tang	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

03TB1A

Vote at www.ProxyVote.com    THIS IS NOT A VOTABLE BALLOT    This is an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials at www.proxyvote.com or easily request a paper copy. We encourage you to access and review all of the important information contained in the proxy materials before voting. Please follow the instructions on the reverse side to vote these important matters.                Board Voting Items Recommends 1. Election of Class III Directors                Nominees:                01) Gary Briggs For All    02) Nishad Chande                03) Mary Sullivan    2. To approve, on a non-binding, advisory basis, the compensation of the Company’s named executive officers. For 3. To approve the First Amendment to the Company’s 2021 Equity Incentive Plan to increase the number of shares of Class For    A Common Stock authorized for issuance under the plan.    4. To approve the Amendment to the Company’s Second Amended and Restated Certificate of Incorporation to limit the For    liability of certain officers as permitted by Delaware law.    5. To ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for For    the fiscal year ending February 3, 2024.    NOTE: Such other business as may properly come before the meeting or any adjournment thereof.    V17140-P91144

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.    Proxy — TEXTAINER GROUP HOLDINGS LIMITED 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 1, 2023 THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”), for use only at the Company’s 2023 Annual General Meeting of Shareholders to be held on June 1, 2023 to be held at The Loren at Pink Beach, 116 South Road, Tucker’s Town, Bermuda HS 01, at 9:00 a.m. (Bermuda time) and at any postponement or adjournment(s) thereof (the “2023 Annual Meeting”). The undersigned, being a shareholder of the Company, hereby appoints Olivier Ghesquiere, President and Chief Executive Officer of the Company, as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, $0.01 par value per share of the Company, of the undersigned at the 2023 Annual Meeting, as designated on the reverse side of this Proxy Card. This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each nominee identified below to be elected to the Board of Directors (Proposal One), FOR each of Proposals Two, Three and Four in accordance with the proxyholder’s best judgment as to any other business as may properly come before the 2023 Annual Meeting. The Board of Directors unanimously recommends a vote FOR each nominee identified below to be elected to the Board of Directors (Proposal One) and FOR each of Proposals Two, Three and Four. CONTINUED AND TO BE SIGNED ON REVERSE SIDE SEE REVERSE SIDE